Filed by Gores Holdings VIII, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VIII, Inc.

Commission File No.: 001-40105

Date: June 16, 2022

Eliminate Plastic Profitably with Footprint’s Plant-Based Solutions

IPO Edge

Thu, June 16, 2022, 10:57 AM·6 min read

•	Footprint merging with Gores Holdings VIII Inc. (Nasdaq: GIIX), led by veteran investor Alec Gores

•	Materials-science tech firm replaces single-use plastic with plant-based materials

•	Increased government regulation, corporate sustainability boosting business

•	Footprint provides water, oil insulation, similar to plastic solutions at similar price

•	Customers include Kraft Heinz Co., McDonald’s Corp. and Procter & Gamble Co.

•	Investors include Sweetgreen Inc., Conagra Brands Inc., JBS

•	Already sold out of capacity through 2023, on track to selling out through 2024

•	Expects $500 million in 2023 sales vs. $135 million in 2022; more upside possible

•	Footprint expects Ebitda positive in early 2023

•	Priced at 3.2x 2023 revenue, below Plug Power, Inc., ChargePoint Holdings, Inc.

By John Jannarone and Jarrett Banks

From microwaveable noodle cups to meat trays, grocery stores are loaded with plastic that almost everyone with rather do without. Now, an Intel Corp.-trained engineer has served up a solution that’s selling as fast as his company can deliver it.

Meet Footprint, the leading manufacturer of plant-based packaging that competes both on performance and price with plastic alternatives throughout grocery aisles. Footprint is going public through a merger with Gores Holdings VIII Inc. (Nasdaq: GIIX), led by Wall Street veteran Alec Gores whose successful track record with SPACs goes back to Hostess Brands, Inc. which has thrived since its return to public markets in 2016.

The demand for Footprint’s packaging comes from every direction. Consumers now vastly prefer plant-based materials over plastic – both because they don’t want to put petroleum in their food (humans ingest a plastic credit card in weight per week) and are mindful of environmental damage. Big Footprint customers have serious goals to meet: McDonald’s Corp., for instance, plans to source 100% of packaging from renewable, recycled or certified sources by 2025.

And governments worldwide are taking strides to reduce carbon emissions and plastic waste that can linger for centuries. The EU banned certain single-use plastics effective last year and is committed to reduce single-use packaging by 2026. China mandated a 30% reduction in the consumption of single-use plastics in restaurants by 2025. In the U.S., cities and states are prohibiting Styrofoam and plastic containers in the food service sector.

[Embedded video]

[Video Transcript:

Troy Swope:

Footprint is a materials science company. We’re aimed at developing technologies for our customers that help them get out of plastic, and that plastic is in single-use, it’s in multi-use and in durable.

Yoke Chung:

We focused on developing the technology for a microwave bowl and that laid the foundation for where we are today in Footprint. Now that technology is expanding out to meat trays, shelf stable cups and six-pack rings. Troy, he’s very passionate. If he believes something can be done, he will rally everyone and get that done. Everybody will march towards that direction.

Troy Swope:

We not only developed the technology, material science process technology that allows, you know, the cellulose based solution to compete with plastic. But, it not only competes with plastic on shelf life and performance, it competes with plastic on price. And I think that’s been the big difference in bio-based solutions in the past is that our objective from day one was that we we are going to compete. Not only in performance were going to compete in price. To do that we have to develop everything.

Yoke Chung:

I just wanted to build things. I focus on delivering a total solution for the customer. We’ll walk through a lot of questions with them going what do you really need. At the very extensive process of understanding the customer requirements and then from those requirements we develop, this is our solution for it, and then we take it from the materials science, to understanding how to make it with the process technology, to getting the equipment to make that process technology to scale it up. We’ll even also go and help them make it work on their production lines.

Troy Swope:

Our business model is to innovate the technology right, so which creates a very valuable company because it creates a huge competitive mode. You have to build the process technology, you have to qualify the materials science, you have to do everything in that value chain and we don’t rely on anybody else, we do it all, so we have a very diverse group of engineers and scientists that deliver that, but that also creates complexity. You know we develop laser die cutting to be more efficient in die cutting and have a better technology, process technology and a product technology for our customers. We developed our own direct print technology to eliminate labeling and any secondary operations for our customers. So all of that requires huge innovations which creates a ton of IP for us in a huge competitive mode against other technologies.

Yoke Chung:

It’s not a normal company that you see. The company that you see is more of what you would see at like an Intel or GE, one of the innovators.

Troy Swope:

Yeah, I was thinking the other day we’re selling hundreds of millions of units today so we’re scaling. We’re proving that we’re scaling. And what I’m unbelievably proud of is the depth and quality of team and the technical talent to this team is unbelievable. All the engineers and scientists are unbelievable that help us execute and achieve our mission and Footprint is going to be the leader.]

To understand why Footprint’s solution is superior, it’s important to know its history. Founder Troy Swope, who sports a “Plastic Kills” t-shirt in the video above, oversaw R&D at Intel where he introduced new materials science technologies resulting in over $350 million in cost savings. Mr. Swope and Co-Founder Yoke Chung, another Intel alumnus, brought their tech savvy to Footprint when they started the business in 2013 and took a unique approach. Rather than choose a single input to create materials, he sought to create an entire ecosystem that took the best of all plant-based ingredients.

The result is a rigid material that’s cost competitive with plastic and also offers high performance – customized by specific need. For customers like ConAgra Brands, Inc., which has worked with Footprint since 2017, it’s important that packaging is oven and microwave safe (unlike plastic which bleeds into food) and has an 18-month shelf life.

Tyson and Walmart, meanwhile, had their own set of needs for meat trays. They requested trays that were stronger than plastic, non-stick, oil and water leak proof and snap proof. Footprint delivered.

The list of top-tier leaders goes on. In dairy, Footprint works with Upfield along with Ben & Jerry’s. In produce, it has deals with Albertson’s and Costco. In consumer packaged goods (CPG), the company’s customers includes Procter & Gamble and Unilever.

Important to note is that Footprint has focused on grocery stores. The company’s rigid materials with plastic-like performance have essentially no competition in the plant-based world. That head start should last for years to come as companies increasingly shift away from petroleum-based packaging.

Partners like Sweetgreen also provide a chance to build loyalty at the consumer level, with the “Footprint” brand visible on the restaurant chain’s trays. Similarly, the Arizona-based company has a deal with the Phoenix Suns to provide plastic-free products and to name the arena “Footprint Center.”

Another sign of strong demand: Long term contracts. As of the date of the company’s investor presentation, it had 54 customers with a weighted average duration of 6 years. Some customers like Conagra and Sweetgreen have also become investors in Footprint.

Where will Footprint deploy the fresh cash from the deal? Most important is a plan to expand manufacturing capacity through factories in places including Mexico, Poland and the Netherlands.

Investors should take comfort in the fact that much of the new capacity is essentially spoken for. Footprint’s $500 million in expected 2023 revenue is already more-than covered by firm contracts. And when the company reported first quarter results, it said that it’s on track to sell out all of its 2024 capacity – indicating the $997 million revenue forecast for that year is nearly locked in.

What’s more, Footprint could easily top its own forecasts. The expectation for $500 million in 2023 sales doesn’t account for a number of factors suggesting upside. Utilization ramp up is modeled at six months, representing the pandemic-era pace. That could be as fast as three months thanks to operational improvements Footprint has already implemented. Similarly, new systems were implemented at a pace of four to five per month during the pandemic but there’s room to increase that to a pace of seven to nine per month.

And revenue opportunities from the Phoenix Suns deal are significant. Customer demand for additional products includes catering trays, lids, bags, straws and utensils – all of which point to higher sales and even a profit.

Footprint’s profit profile should also attract investors who want to see earnings sooner rather than later. The company will swing to positive Ebitda early in 2023 and in the long term expects a margin of 30% or higher.

Very importantly, Footprint is priced conservatively at an enterprise value of 3.2 times 2023 forecast revenue. That’s well below comparable companies – even in the face of recent dramatic declines in their share price: Plug Power Inc. trades at 4.2 times, according to Sentieo, an AI-enabled research platform. ChargePoint Holdings, Inc. trades at 5.3 times.

Finally, investors should note Messrs. Swope and Chung aren’t the only stars on the Footprint team. Others include Don Thompson, Chairman of Footprint, who brings serious industry credentials. He was not only CEO of McDonald’s but has served on multiple boards including Beyond Meat that give him a window into what customers want. Brad Lukow, CFO, was previously Co-CEO and CFO of Sprouts Farmers Market, Inc. – another C-Suite executive with public company experience in the grocery industry.

In recent months, innovative technology companies have taken a thrashing on Wall Street. But it would be a mistake to deny the future of plant-based packaging. With top-notch leadership, proven tech, contracts to back its forecasts and a sensible valuation, Footprint is an opportunity that savvy investors shouldn’t pass up.

Contact:

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Editor@IPO-Edge.com

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Twitter: @ipoedge

About Footprint

Footprint has a clear vision to create a healthier planet and healthier people. Phase one of our mission is to provide solutions that eliminate single-use and short-term use plastics in our food chain. Footprint’s team of engineers use plant-based fiber technology to design, develop and manufacture biodegradable, compostable, and recyclable products that compete with plastic’s cost, and exceed its performance. Footprint is rapidly expanding into new categories with customized and patented solutions for customers. Footprint’s products have already led to a global redirection of millions of pounds of plastic waste from entering the air, earth, and water working with leading global consumer brands.

Footprint was founded in by former Intel engineers, Troy Swope and Yoke Chung. The company employs more than 2,700 employees, with operations in the U.S., Mexicali, Europe, and Asia. Footprint was named to the 2020 Fortune “Change the World” list in 2020, is a member of the World Economic Forum’s Global Innovators Community and was named a CNBC Disruptor 50 company in 2021.

For more information on Footprint’s sustainable solutions visit www.footprintus.com.

About Gores Holdings VIII, Inc.

Gores Holdings VIII, Inc. (Nasdaq: GIIXU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, founded by Alec Gores. Gores Holdings VIII, Inc. completed its initial public offering in March 2021, raising approximately $345 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Holdings VIII, Inc.’s strategy is to identify, acquire and, after the initial business combination, to build a company in an industry or sector that complements the experience of its management team and can benefit from their operational expertise.

About The Gores Group LLC

Founded in 1987, The Gores Group is a global investment firm focused on partnering with differentiated businesses that can benefit from the firm’s extensive industry knowledge and decades long experience. To date, affiliates of The Gores Group have announced or closed ten business combinations representing approximately $60 billion in transaction value which include: Hostess (Gores Holdings, Inc.), Verra Mobility (Gores Holdings II, Inc.), PAE (Gores Holdings III, Inc.), Luminar (Gores Metropoulos, Inc.), United Wholesale Mortgage (Gores Holdings IV, Inc.), Ardagh Metal Packaging (Gores Holdings V, Inc.), Matterport (Gores Holdings VI, Inc.), Sonder (Gores Metropoulos II, Inc.), Polestar (pending; Gores Guggenheim) and Footprint (pending; Gores Holdings VIII, Inc.). For more information, please visit www.gores.com.

Contacts

For inquiries regarding Footprint:

Media Contacts:

Heather Knox

SVP Communications, Footprint

Heather.knox@footprintus.com

Cory Ziskind / ICR for Footprint 646-277-1232

Cory.ziskind@icrinc.com /

Reed Anderson / ICR for Footprint 646-277-1260

Reed.anderson@icrinc.com

For inquiries regarding The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

310-209-3010

jchou@gores.com

John Christiansen/Cassandra Bujarski/Danya Al-Qattan

Sard Verbinnen & Co

GoresGroup-SVC@sardverb.com

Forward-looking Statements

Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII, Inc. (“Gores Holdings VIII”) and Footprint International Holdco, Inc. (“Footprint”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021 and other documents filed, or to be filed with the SEC by Gores Holdings VIII, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations.

Projections

This Communication contains financial forecasts with respect to Footprint’s projected financial results, including revenue and capacity. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Communication, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Communication. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Footprint’s nor Gores Holdings VIII’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the business combination, Gores Holdings VIII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

The definitive proxy statement/final prospectus will be mailed to stockholders of Gores Holdings VIII as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.